

July 11, 2011

Via e-mail
Mr. Scott Behrens
Senior VP & Chief Financial Officer
ACI Worldwide, Inc.
120 Broadway, Suite 3350
New York, New York 10271

> **Re: ACI Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 00-25346**

Dear Mr. Behrens:

We have reviewed your letter dated May 31, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 16, 2011.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Backlog, page 31

1. We note from your response to prior comment 1 that approximately 88% of your 12-month backlog is committed and such percentage has not varied from period to period. Considering you provide a breakdown of the 60-month backlog between committed backlog and renewal backlog, the Staff continues to believe that for consistency it would be helpful for an investor to understand the amount or percentage of your 12-month backlog that is committed or why such a breakdown has not been provided. Accordingly, please revise your future filings to disclose the percentage of 12-month committed backlog or clarify that a significant majority of your 12-month backlog is comprised of committed backlog and therefore no breakdown has been provided.

Mr. Scott Behrens
ACI Worldwide, Inc.
July 11, 2011
Page 2

<u>Notes to Consolidated Financial Statements</u>

<u>Note 15. Income Taxes, page 84</u>

2.   We note from your response to prior comment 3 that in fiscal 2009 the "tax effect of
        foreign operations" line item from your tax rate reconciliation table is comprised of
        ($2.2) million for the tax effect of the IP transfer and $1.6 million for the release of
        statute barred FIN48 reserves. To the extent that this line item is comprised of
        individually significant items, in future filings please revise to separately disclose such
        amounts in your rate reconciliation table.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-
3499 if you have questions.

                                                Sincerely,

                                                /s/ Kathleen Collins

                                                Kathleen Collins
                                                Accounting Branch Chief

cc: Dennis Byrnes, ACI Worldwide
        Robert A. Profusek, Esq., Jones Day